Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

http://www.ccgirasia.com

Mr. Crocker Coulson, President

Phone: +1-646-213-1915 (New York)

Email: crocker.coulson@ccgir.com

WSP Holdings Announces Third Quarter 2011 Results

Wuxi, China, December 20, 2011 — WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

(Comparison with the second quarter of 2011 and the third quarter of 2010)

	Q3 2011	Q2 2011	Q-o-Q	Q3 2010	Y-o-Y
Net revenues ($ million)	189.0	185.5	1.8%	137.0	38.0%
Gross profit ($ million)	16.9	6.7	151.9%	10.5	61.5%
Gross margin (% of net revenues)	9.0%	3.6%	-	7.7%	-
Loss from operations ($ million)	(6.4)	(10.1)	37.0%	(21.1)	69.7%
Net loss attributable to WSP Holdings Limited ($ million)	(16.6)	(19.2)	14.0%	(26.8)	38.3%
Loss per ADS ($)	(0.16)	(0.19)	15.8%	(0.26)	38.5%

"The third quarter saw a modest increase in our revenues and a significant increase in gross margin from the second quarter of 2011, mainly due to an increase in our average selling prices of API and non-API products attributable to our export sales. Export sales volume also increased in the third quarter of 2011 due to an increase in sales of our API and non-API products to Ecuador, Venezuela and Uzbekistan, offsetting a decrease in domestic sales," commented Mr. Longhua Piao, the Chairman and CEO of WSP Holdings. “We have experienced a gradual increase in our export sales of both API and non-API products to date in 2011 due to our continued international marketing efforts. In view of the intense competition we face in our domestic market, we will continue to focus and build upon our success in the new international markets such as South America, Middle East and Central Asia."

Financial Results

Third Quarter 2011 Financial Results

(Comparison with the second quarter of 2011 and the third quarter of 2010)

Net revenues ($ million)	Q3 2011	Q2 2011	Q-o-Q	Q3 2010	Y-o-Y
API	120.8	108.0	11.8%	60.1	100.9%
Non-API	50.3	44.0	14.2%	27.3	84.1%
Others	17.9	33.5	-46.5%	49.6	-63.8%
Total	189.0	185.5	1.8%	137.0	38.4%
Domestic	88.5	106.7	-17.0%	82.4	7.5%
Export	100.5	78.8	27.4%	54.6	84.0%

Sales volume (tonnes)	Q3 2011	Q2 2011	Q-o-Q	Q3 2010	Y-o-Y
API	103,917	101,677	2.2%	52,907	96.4
Non-API	22,555	23,187	-2.7%	16,562	36.2%
Others	31,478	52,393	-39.9%	196,378	-84.0%
Total	157,950	177,257	-10.9%	265,847	-40.6%
Domestic	100,734	126,039	-20.1%	224,563	-55.1%
Export	57,216	51,218	11.7%	41,284	38.6%

Revenues increased to $189.0 million in the third quarter of 2011 from $185.5 million in the second quarter of 2011 mainly due to an increase in revenues generated from export sales. Domestic sales and export sales accounted for 46.8% and 53.2%, respectively, of total revenues for the third quarter of 2011.

On a quarter-over-quarter basis, domestic sales decreased mainly due to a 20.1% decrease in domestic sales volume, offset by a 3.9% increase in average selling prices. Export sales increased quarter-over-quarter due to an 11.7% increase in export sales volume and a 14.0% increase in average selling prices.

On a year-over-year basis, domestic sales increased due to a 139.5% increase in average selling prices, offset by a 55.1% decrease in domestic sales volume. Export sales increased year-over-year due to a 38.6% increase in export sales volume, mainly attributable to an increase in sales of API and non-API products to Ecuador, Venezuela and Uzbekistan, and a 32.8% increase in average selling prices.

API and non-API product sales accounted for 63.9% and 26.6%, respectively, of total revenues in the third quarter of 2011. Higher quarter-over-quarter sales revenues from API product sales were primarily due to a 2.2% increase in sales volume and a 9.4% increase in average selling prices. Non-API sales revenues increased quarter-over-quarter due to a 17.4% increase in average selling prices, offset by a 2.7% decrease in sales volume. Sales of other products, comprising mainly green pipes, decreased quarter-over-quarter mainly due to a 10.9% decrease in average selling prices and a 39.9% decrease in sales volume.

API sales revenues increased year-over-year primarily due to a 2.3% increase in average selling prices and a 96.4% increase in sales volume. Non-API sales increased year-over-year primarily due to a 35.2% increase in average selling prices and a 36.2% increase in sales volume.

Gross margin in the third quarter of 2011 was 9.0%, compared to 3.6% in the second quarter of 2011 and 7.7% in the third quarter of 2010. Higher quarter-over-quarter and year-over-year gross margins were primarily due to higher average selling prices of API and non-API products in the third quarter of 2011.

Operating expenses in the third quarter of 2011 were $23.3 million, up 38.4% from $16.9 million in the second quarter of 2011 and down 26.1% from $31.6 million in the third quarter of 2010. Selling and marketing expenses were $8.3 million, compared to $6.1 million in the second quarter of 2011 and $7.4 million in the third quarter of 2010. General and administrative expenses were $19.3 million, compared to $10.9 million in the second quarter of 2011 and $22.9 million in the third quarter of 2010. The quarter-over-quarter increase in general and administrative expenses was primarily due to a $5.4 million increase in allowance for doubtful accounts.

Loss from operations was $6.4 million in the third quarter of 2011, compared to loss from operations of $10.1 million and $21.1 million in the second quarter of 2011 and the third quarter of 2010, respectively.

Net interest expense was $10.6 million in the third quarter of 2011, compared to $10.0 million in the second quarter of 2011 and $7.1 million in the third quarter of 2010. Higher year-over-year net interest expense was mainly attributable to an increase in borrowings and interest rates.

The Company recorded an income tax benefit of $0.5 million in the third quarter of 2011, compared to nil income tax expense or benefit in the third quarter of 2010.

Net loss attributable to WSP Holdings was $16.6 million in the third quarter of 2011, compared to net losses attributable to WSP Holdings of $19.2 million and $26.8 million in the second quarter of 2011 and the third quarter of 2010, respectively.

Basic and diluted loss per ADS were both $0.16 in the third quarter of 2011, compared to basic and diluted loss per ADS of $0.19 in the second quarter of 2011 and $0.26 in the third quarter of 2010, respectively.

Nine-Month Results

Revenues for the first nine months of 2011 were $505.7 million, up 52.3% from revenues of $332.0 million in the first nine months of 2010. Gross profit was $35.5 million for the first nine months of 2011, compared to $3.8 million for the first nine months of 2010. Gross margin was 7.0%, compared to 1.2% for the first nine months of 2010. Operating loss was $25.0 million for the first nine months of 2011, compared to $49.5 million for the first nine months of 2010. Net loss attributable to WSP Holdings was $49.5 million for the first nine months of 2011, compared to net loss attributable to WSP Holdings of $65.9 million for the first nine months of 2010. Basic and diluted loss per ADS were both $0.48 for the first nine months of 2011, compared to basic and diluted loss per ADS of $0.64 for both in the first nine months of 2010.

Financial Condition

As of September 30, 2011, the Company had cash and cash equivalents of $41.5 million, up from $32.4 million at the end of the second quarter of 2011 and down from $48.7 million as of December 31, 2010. Restricted cash totaled $236.1 million as of September 30, 2011, compared to $142.0 million as of December 31, 2010. As of September 30, 2011, the Company had short-term borrowings of $719.0 million and long-term borrowings of $127.5 million, compared to $596.5 million and $135.9 million, respectively, as of December 31, 2010. In late August 2011, the Company entered into a syndicated loan facility agreement with eight commercial banks for up to RMB3.5 billion (approximately $550.2 million), allowing it to replace certain of its existing short-term borrowings with mid-term working capital loans and helping it to improve its current cash flow position and liquidity. Out of this amount, approximately RMB2.9 billion ($447.7 million) has been approved. As of November 30, 2011, the Company has drawn down approximately RMB2.6 billion ($402.2 million) of the approved loan facility.  The Company will be subject to continued compliance with certain bank loan covenants, including maintaining certain financial ratios during a one-year special observation period. The Company is still in the process of restructuring its debt.

Accounts receivable and inventory totaled $306.2 million and $238.3 million, respectively, as of September 30, 2011, compared to $200.0 million and $240.7 million, respectively, as of December 31, 2010. As of September 30, 2011, total assets were $1,594.0 million, total liabilities were $1,342.7 million and total equity was $252.4 million.

Capital expenditures incurred for the nine months ended September 30, 2011 were $78.9 million and were funded mainly through medium- and long-term bank loans. The Company has almost completed its major capital expenditure projects and will continue to revise its capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding. In addition, the Company is assessing and implementing disposal of certain unproductive assets in alignment with its strategic objectives to improve shareholder return.

Operational Environment and Business Outlook

Oil prices have risen steadily nearing $100 a barrel in late November 2011. The debt crisis in Europe and the US, as intensified by the escalating unrest in other Middle East nations such as Egypt and Syria, may add further uncertainty and cause oil prices to continue trending upward in the near term. On the whole, oil prices are expected to continue fluctuating due to escalating disruption to oil production in the OPEC nations.

On the international front, WSP Holdings continues to pursue new opportunities and broaden its customer base in South America, Middle East and Central Asia, and it will continue to bid for more tenders in Venezuela and Ecuador.

On the domestic front, WSP Holdings continues to develop and launch new series of non-API products for commercial use and focus mainly on customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products. The Company has recently launched certain new series of products such as the WSP-JT series of premium connectors for trial testing at major domestic oilfields..

Conference Call

WSP Holdings' management will host a conference call at 9:00 a.m. Eastern Time on December 20, 2011 to discuss its unaudited financial results for the third quarter of 2011. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866 519 4004. International callers should call +1 718 354 1231. The conference pass code is 365 906 57. A replay of the conference call will be available from 12:00 PM EST on December 20, 2011 to 11:59 PM EST on January 3, 2012. To access the replay, call 866 214 5335. International callers should call +1 718 354 1232. The conference pass code is 365 906 57. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings' website: http://ir.wsphl.com/. To listen to the live webcast, please go to WSP Holdings' website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings' website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme rilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement. Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, the Company’s ability to manage its indebtedness, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended September 30, 2011	3 Months Ended September 30, 2010	9 Months Ended September 30, 2011	9 Months Ended September 30, 2010

Net revenues	$ 188,971	$ 136,977	$ 505,704	$ 331,981
Cost of revenues	(172,026)	(126,485)	(470,159)	(328,155)
Gross profit (loss)	16,945	10,492	35,545	3,826

Selling and marketing expenses	(8,341)	(7,438)	(19,915)	(13,341)
General and administrative expenses	(19,262)	(22,923)	(45,679)	(43,900)
Gain on disposal of subsidiary	3,255	-	3,255	-
Other operating income	1,020	(1,192)	1,804	3,881
Loss from operations	(6,383)	(21,061)	(24,990)	(49,534)

Interest income	554	739	2,507	2,981
Interest expenses	(11,187)	(7,882)	(30,494)	(21,784)
Other income	191	191	575	575
Exchange differences	(2,433)	316	(3,000)	(640)
Loss before provision for income taxes	(19,258)	(27,697)	(55,402)	(68,402)
(Provision for) benefit from income taxes	472	-	(793)	(1,048)
Net loss before earnings in equity investment	(18,786)	(27,697)	(56,195)	(69,450)
Earnings or (loss) in equity investment	(12)	(48)	(233)	(148)
Net loss	(18,798)	(27,745)	(56,428)	(69,598)
Net loss attributable to the non-controlling interests	2,236	909	6,879	3,721
Net loss attributable to WSP Holdings Limited	$ (16,562)	$ (26,836)	$ (49,549)	$ (65,877)

Weighted average ordinary shares used in computation of loss per share:
Basic	204,375,226	204,375,226	204,375,226	204,904,567
Diluted	204,375,226	204,375,226	204,375,226	204,904,567

Loss Per Ordinary Share
Basic	$ (0.08)	$ (0.13)	$ (0.24)	$ (0.32)
Diluted	$ (0.08)	$ (0.13)	$ (0.24)	$ (0.32)

Loss Per ADS
Basic	$ (0.16)	$ (0.26)	$ (0.48)	$ (0.64)
Diluted	$ (0.16)	$ (0.26)	$ (0.48)	$ (0.64)

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2011	December 31, 2010

Assets
Cash and cash equivalents	$ 41,472	$ 48,688
Restricted cash	236,085	142,027
Accounts and bills receivable, net	306,235	199,970
Other current assets	310,107	301,750
Total Current Assets	893,899	692,435

Property and equipment, net	644,779	536,942
Prepaid lease payments for land use rights, non-current	33,144	33,752
Other non-current assets	22,170	67,933
Total Assets	$ 1,593,992	$ 1,331,062

Liabilities
Accounts payables	$ 342,702	$ 176,379
Borrowings due within one year	718,982	596,546
Other current liabilities	138,353	105,031
Total Current Liabilities	1,200,037	877,956

Borrowings due after one year	127,481	135,896
Other non-current liabilities	15,162	14,435
Total Liabilities	$ 1,342,680	$ 1,028,287

Total WSP Holdings Limited shareholders' equity	252,359	297,031
Non-controlling interests	(1,047)	5,744
Total equity	251,312	302,775
Total Liabilities and Equity	$ 1,593,992	$ 1,331,062